EXHIBIT 10.4

CLECO CORPORATION
EXECUTIVE EMPLOYMENT AGREEMENT
Compliance Addendum - Code Section 409A

Executive ("Executive"):

Effective Date of Current Executive Employment Agreement:

Effective Date of This Addendum: January 1, 2009

Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), previously entered into an Executive Employment Agreement with Executive dated the date set forth above (the "Agreement"), providing for, among other things, the payment or provision of certain amounts and benefits now subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). This Addendum is intended to comply with the provisions of Code Section 409A and is to be interpreted and construed in a manner consistent with such intent. To the extent the provisions of this Addendum are inconsistent with the provisions of the Agreement, the terms of this Addendum shall govern.

1.   **Definitions.** Capitalized terms used in this Addendum shall have the meanings ascribed to them in the Agreement, except:

a.   The term "Disability" shall mean that Executive is actually receiving long-term income replacement benefits under separate long-term disability plan or policy maintained by the Company or an Affiliate.

b.   The term "Separation Date" shall mean the later of the date on which (i) Executive's employment with the Company and its Affiliates ceases, or (ii) the Company and Executive reasonably anticipate that Executive will perform no further services for the Company and its Affiliates, whether as a common law employee or independent contractor. Notwithstanding the foregoing, Executive may be deemed to incur a Separation From Service if he or she continues to provide services to the Company or an Affiliate, whether as an employee or an independent contractor, provided such services are not more than 20% of the average level of services performed by such Executive during the immediately preceding 36-month period.

c.   The status of Executive as a "Specified Employee" shall be determined in accordance with the provisions of Code Section 409A and shall mean that as of his or her Separation Date, Executive is a "key employee" of the Company or an Affiliate within the meaning of Code Section 416(i), (ii), or (iii), but determined without regard to paragraph (i)(5) thereof. If Executive satisfies such requirements as of a December 31st, he or she shall be considered a Specified Employee hereunder during the 12-month period commencing on the immediately following April 1st.

2.   **Specified Employee Delay.** If Executive is a Specified Employee as of his or her Separation Date, then, notwithstanding any provision of this Agreement to the contrary, the Company shall postpone until the first business day of the seventh calendar month following such date (the "Delayed Payment Date") any payment or benefit hereunder which is deemed paid or provided on account of Executive's separation from service and not otherwise permitted to be paid or furnished under Code Section 409A. Any payment made as of Executive's Delayed Payment Date shall include the

principal amount of all payments suspended between Executive's Separation Date and such date, but without liability for interest or other loss of investment opportunity.

3. **Reimbursements.** Any reimbursement due to Executive under the Agreement, including business expense reimbursements under Section 2.6 of the Agreement, relocation expenses under Section 3.1e or 4.2g of the Agreement, attorneys' fees under Section 6.2 of the Agreement or any excise tax, shall be subject to the following special rules:

   a. Executive shall make a claim for any reimbursement not later than the end of the calendar year in which the expense-giving rise to such claim for reimbursement is incurred.

   b. The Company shall promptly pay or reimburse such expenses upon receipt of such information and supporting documentation, as it may reasonably request, but not later than December 31st of the calendar year following the calendar year in which such expenses are incurred.

   c. Any claim for reimbursement provided under the Agreement shall be made no later than two years after Executive's date of death, at which time the Company's obligations to reimburse under the Agreement shall be extinguished.

4. **Continuation of Medical Benefits.** In lieu of the continuation of Executive's coverage under the group medical plan maintained by the Company described in Sections 3.1f, 4.2 and 4.3 of the Agreement, and provided that Executive timely elects to continue such coverage in accordance with Code Section 4980B, the Company shall pay to the Executive an amount equal to the continuation coverage premium for the same type and level of coverage elected by Executive and/or his or her spouse or dependents:

   a. For a period of 18 months if Executive is otherwise entitled to receive the benefit described in Section 3.1f of the Agreement; or

   b. For a period of 36 months if Executive is otherwise entitled to receive the Change in Control benefit described in Section 4.2d of the Agreement.

Nothing contained herein shall be deemed to offset, reduce or otherwise modify Executive's continuation coverage under Code Section 4980B, which shall be at Executive's sole expense.

5. **Time of Payments.** Except as provided below, any cash payment due to Executive shall be paid in the form of a single sum 30 days after Executive's Separation Date or the first business day thereafter:

   a. Any reimbursement shall be paid to Executive in accordance with Paragraph 3 of this Addendum; and

   b. Any amount due to Executive on account of his or her death or Disability shall be paid in the form of a single sum at the time Executive would otherwise have received such amount had he or she remained an active employee of the Company.

6. **Constructive Termination.** Notwithstanding any provisions of the Agreement to the contrary, a "Constructive Termination" shall be deemed to occur under the Agreement only if Executive provides to the Company written notice of his or her objection to the event or condition first giving rise to a claim of Constructive Termination within 60 days thereof, such event or condition is not corrected by

the Company promptly after receipt of such notice, but in no event more than 30 days after receipt of notice, and Executive resigns his or her employment with the Company and all Affiliates not more than 15 days following the expiration of such 30-day cure period.

      7.   **Expiration of Agreement.** Upon expiration of the term of the Agreement, including any renewal thereof, the obligations of the Company thereunder shall cease. Executive shall then be deemed to be an at-will employee of the Company or an Affiliate, as the case may be, subject to the rights and limitations attendant to such status. He or she shall be and remain bound by the provisions of Section 5 of the Agreement, which shall survive its expiration.

      This Compliance Addendum was executed in multiple counterparts, each of which has been deemed an original, as of the dates set forth below, to be effective as provided above.

Executive: **Cleco Corporation:**

_____   By: _____

Date: December 8, 2008   Title: _____

                                 Date: December 8, 2008